SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayers' ID. (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY-FIFTH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME:December 13, 2011 - 2:00 p.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS MADE:

I.    Budget Proposal for 2012 approved;

II.   Execution of loan agreement between Copel Holding and Copel Distribuição S.A. approved and ratified;

III.  Capital reduction of Elejor - Centrais Elétricas do Rio Jordão S.A., after the adaptation of its balance sheet to the International Financial Reporting Standards (IFRS), approved and ratified;

IV.  Capital injection in the associated company Carbocampel S.A. approved and ratified;

V.   Acquisition of wind power projects from Dreen Brasil Investimentos e Participações S.A. approved and ratified;

VI.  With their term of office coming to an end, the Company’s Executive Officers were reelected for the period 2012-2014; and

VII. The self-appraisal of the Board of Directors and its members was presented.

5. ATTENDANCE:MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary, JOAQUIM ANTÔNIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council, PAULO PROCOPIAK DE AGUIAR, CARLOS HOMERO GIACOMINI, and NILTON CAMARGO COSTA.

The full Minutes of the 135th Ordinary Board of Director’s Meeting of Copel were drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.